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FORM 5
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/ / CHECK BOX IF NO               U.S. SECURITIES AND EXCHANGE COMMISSION
    LONGER SUBJECT TO                       WASHINGTON, DC 20549
    SECTION 16. FORM
    4 OR FORM 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    OBLIGATIONS MAY
    CONTINUE. SEE            Filed pursuant to Section 16(a) of the Securities
    INSTRUCTION 1(b)                         Exchange Act of 1934,
/ / FORM 3 HOLDINGS                  Section 17(a) of the Public Utility
    REPORTED                 Holding Company Act of 1935 or Section 30(f) of
/ / FORM 4                              the Investment Company Act
    TRANSACTIONS                                   of 1940
    REPORTED

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Persons to
    Eller           Marc              W.          SI Diamond Technology, Inc. (SIDT)                Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ---               ---
    12100 Technology Blvd.                        Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------       Person                        12/97           ---        title  ---       below)
                  (Street)                        (Voluntary)             -------------------              below)
    Austin         Texas             78727                                5. If Amendment,              Chief Executive Officer
-------------------------------------------                                  Date of Original       -------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X   Form Filed by One
                                                                                                ---  Reporting Person
                                                                                                     Form Filed by More than
                                                                                                ---  One Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr.                                   End of Issuer's     Direct         Benefi-
                                  (Month/      8)                                        Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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    Common Stock                                                                            313,796               D
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*If the form is filed by more than one reporting person, see instruction 4(b)(v).                                             (Over)
                                                                                                                     SEC 2270 (7-96)
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

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)(1)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount     8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying           of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities              Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)        ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                             Secur-
                             ative        Year)                  of (D)           Year)                                   ity
                             Security                            (Instr. 3,                                               (Instr. 5)
                                                                 4, and 5)     ---------------------------------------
                                                                               Date    Expira-               Amount or
                                                              ---------------  Exer-   tion       Title      Number of
                                                                (A)     (D)    cisable Date                  Shares
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Stock Option - Rt. to Buy  $2.3125        7/29/96                                (1)   7/29/06 Common Stock  15,000
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Stock Option - Rt. to Buy  $2.3125        7/29/96     D                5,000     (1)           Common Stock   5,000             *
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Stock Option - Rt. to Buy  $2.00          7/28/97     A       5,000              (1)   7/29/06 Common Stock   5,000             *
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Stock Option - Rt. to Buy  $3.00          11/1/96                                (2)   11/1/06 Common Stock  67,500
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Stock Option - Rt. to Buy  $3.00          11/1/96     D               22,500     (2)           Common Stock  22,500
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Stock Option - Rt. to Buy  $2.00          7/28/97     A      22,500              (2)   11/1/06 Common Stock  22,500
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Stock Option - Rt. to Buy  $1.125         7/28/97     A      20,000              (3)   7/28/07 Common Stock  20,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Stock Option - Rt. to Buy        15,000                     D
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Stock Option - Rt. to Buy           -0-
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Stock Option - Rt. to Buy         5,000                     D
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Stock Option - Rt. to Buy        67,500                     D
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Stock Option - Rt. to Buy           -0-
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Stock Option - Rt. to Buy        22,500                     D
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Stock Option - Rt. to Buy        20,000                     D
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EXPLANATION OF RESPONSES:

(1) The options vest in the following proportions: 1/16 of the options every 3 months for the first year following the original grant date and 1/4 of the options remaining on the anniversary date of the original grant for the next succeeding 3 years.

(2) The options were granted under the Company's Amended and Restated 1992 Stock Option Plan, and vest as follows: 1/4 on the seventh month following the grant date and 1/4 of the options remaining on the anniversary of the first vesting period for the next succeeding 3 years.

(3) These options are fully vested as of the grant date.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /S/ Marc W. Eller               2/17/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                                                                     SEC 2270 (7-96)
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